EX-1.01 2 ex1-01.htm EX-1.01

Exhibit 1.01 Conflict Minerals Report

Espey Mfg. & Electronics Corp.

Conflict Minerals Report

For The Year Ended December 31, 2020

This Conflict Minerals Report for Espey Mfg. & Electronics Corp. for the year ended December 31, 2020 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

1.	Company Overview

This disclosure has been prepared by management of Espey Mfg. & Electronics Corp., (herein referred to as “Espey” the “Company,” “we,” “us,” or “our”). Espey is a Power Electronics Design and Original Equipment Manufacturing (OEM) company with a long history of developing and delivering highly reliable products for use in military and severe environment applications. All design, manufacturing, and testing is performed in our 150,000+ square foot facility located at 233 Ballston Ave Saratoga Springs, New York 12866.

2.	Products Overview

During the reporting period from January 1, 2020 to December 31, 2020, Espey identified the following products that may contain conflict minerals:

Power Supplies, Power Converters, Filters, Power Transformers, Magnetic Components, Power Distribution Equipment, UPS Systems, and High Power Radar Systems.

3.	Due Diligence Process - Reasonable Country of Origin Inquiry (RCOI)

The company’s due diligence framework has been designed to conform to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for Conflict Minerals. This process contains the following five steps:

Step 1: Establish strong company management systems.

Step 2: Identify and assess risks in the supply chain.

Step 3: Design and implement a strategy to respond to identified risks.

Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

Step 5: Report on supply chain due diligence.

In conducting our RCOI due diligence, Espey issued letters to our current and active suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. This letter explained the rules outlined by the SEC, and respectfully requested our suppliers forward their completed Conflict Materials Reporting Template (CMRT), which is an industry-standard template for conflict mineral reporting developed by the Conflict-Free Sourcing Initiative (CFSI). The following documents were attached to this mailing to all active Espey product related suppliers:

•	Conflict Minerals Reporting Template CMRT 6.01

•	A list of frequently asked questions & answers to assist suppliers

Step 1: Establish strong company management systems.

Espey has established a management system for complying with the applicable SEC rules. The Espey management team, led by the Strategic Sourcing Manager, includes a team of subject matter experts from relevant functional areas; such as, purchasing, quality control, engineering and manufacturing. The Strategic Sourcing Manager is responsible for implementing the conflict minerals compliance strategy and briefing senior management on a regular basis regarding the results of our due diligence efforts.

Regarding the OECD requirement to strengthen engagement with suppliers, Espey ensures that all Purchase Orders contain a mandatory flow-down statement requiring our suppliers to certify that their products containing conflict minerals are not sourced from DRC or any adjoining country. Espey has established a rigorous compliance process consisting of supplier documentation and a related records retention mechanism to ensure Espey can accurately report findings, support an outside audit, and demonstrate SEC compliance.

Step 2: Identify and assess risk in the supply chain.

The supply chain team analyzed and identified the suppliers, who during calendar year 2020, provided products and component parts or who were suspected of engaging in manufacturing activities that are at risk of containing conflict minerals necessary to the functionality or production of products manufactured.

Step 3: Design and implement a strategy to respond to identified risks.

Espey issued a survey (Conflict Minerals Reporting Template CMRT 6.01) to only those current and active suppliers identified as having provided products and component parts or who were suspected of engaging in manufacturing activities that are likely to contain conflict minerals during calendar year 2020. The survey is used as a means to identify what conflict minerals were used by the supplier and the source of those conflict minerals identified as having been used. A letter provided to the supplier explained the rules outlined by the SEC, and respectfully requested our suppliers forward their completed Conflict Materials Reporting Template (CMRT), which is an industry-standard template for conflict mineral reporting developed by the Conflict-Free Sourcing Initiative (CFSI). The following documents were attached to this mailing to all active Espey product related suppliers:

•	Conflict Minerals Reporting Template CMRT 6.01
•	A list of frequently asked questions & answers to assist suppliers

Espey shall continue to conduct a RCOI with our supply base as part of our due diligence process by collecting and evaluating supplier responses using the industry established conflict minerals reporting templates.

As part of the Espey Purchase Order flow-down requirements, our suppliers whose products contain conflict minerals are required to establish their own policies and perform their due diligence with their supply base by maintaining a management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas.

Espey believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if Espey determines that a supplier is a risk, or a reasonable risk exists that it may be violating this policy, Espey shall require the supplier to undertake a suitable corrective action plan to remove the source and move to a conflict free source. If suitable action is not taken, Espey shall procure product from an alternative and compliant source of supply. In addition, if Espey determines that any of the components within our product line contain minerals from a mine or facility that is “non-conflict free,” Espey shall transition to products that are “conflict free.” As such, Espey shall fully disclose and comply with any and all SEC reporting requirements.

Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

Espey does not have any direct relationships with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with the 3TG component. Tracing materials back to their mine of origin is a complex aspect of responsible sourcing that resides in our supply chain. By adopting joint industry programs and outreach initiatives with our suppliers, Espey has determined that the smelters and refiners within our supply chain represent the most reasonable known mine of origin information available.

Step 5: Report on supply chain due diligence.

The Company’s Form SD and this report are publicly available via the Investors section of the Company’s website at www.espey.com

4.	Results of Review

Espey has conducted an analysis of our products related to SEC defined “conflict minerals,” which are tin, tantalum, tungsten, and gold (3TG) and based on Espey’s reasonable country of origin inquiry (RCOI) efforts, Espey has determined that we have conducted our due diligence and assessed the risk but due to the complexity of our Supply Chain and our high dependency on distribution networks, Espey is unable to definitively determine that we are DRC Conflict Free. Espey will seek to ensure that minerals from the conflict region do not enter our supply chain, including requesting reliable certificates of origin for all material that might possibly originate in conflict areas or adjacent countries. Espey has insured a compliant supply chain and will continue to enforce and audit our process as described above.

In support of this statement, Espey is providing the supporting metrics outlining the results of our due diligence efforts. Espey identified key suppliers where the products supplied are incorporated into our final product. Utilizing the criteria, we identified 270 suppliers selected for audit and issued Conflict Minerals Reporting Template CMRT 6.01 to all 270. Espey has had an initial response rate of 52.2% of the suppliers that accounted for 51.9% of the material received during this period (Exhibit 1). In order to achieve these results Espey leveraged supplier responses, supplier websites and expanded to top suppliers that certified the previous reporting period.

Exhibit 1

	Questionaires Sent	Responses Aquired
Totals:	270	141
% of Total Sent:	100.0%	52.2%
% Spend Totals:	100.0%	51.9%

As stated above, Espey RCOI due diligence efforts included utilizing the standard Conflict Minerals reporting templates (CMRT) established by the Conflict-Free Sourcing Initiative (CFSI), and those templates and relevant information was communicated to and returned from our suppliers allowing Espey to evaluate 270 Suppliers in the following manner (Exhibit 2):

Exhibit 2

CMRT Question #3	Yes	No	Unknown
Do any of the smelters in their supply chain source the 3TG from the covered countries?	19	108	14

CMRT Question #4	Yes	No	Unknown
Do any of the smelters in your supply chain source the 3TG from conflict affected and high risk areas?	7	113	21

CMRT Question #5	Yes	No	Unknown
Does 100 percent of the 3TG originate from recycled or scrap sources?	5	126	10

CMRT Question #6	= 100%	< 100%
What percentage of relevant suppliers have provided a response to your supply chain survey?	47	94

CMRT Question #7	Yes	No	Unknown
Have you identified all of the smelters supplying the 3TG to your supply Chain?	47	92	2

CMRT Question #8	Yes	No
Has all applicable smelter information received by your company been reported in this declaration?	61	80

Although Espey did not receive a 100% response rate from our suppliers, it is our interpretation that we are compliant with the SEC reporting and disclosure requirements for calendar year 2020.

Espey shall continue to conduct a RCOI with our supply base as part of our due diligence process by collecting and evaluating supplier responses using the industry established conflict minerals reporting templates.

5.	Additional Risk Mitigation

As we continue to enhance our due diligence program, Espey shall take the following steps to continue to mitigate any possible risk that could possibly support and benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communications and training, as required;
•	Follow-up with suppliers who failed to respond to the Espey surveys, or whose responses were incomplete;
•	Identify and assess possible risks in the supply chain.